Exhibit 99.3

27 October 2020

ASX Market Announcements Office

ASX Limited

20 Bridge Street SYDNEY NSW 2000

RESULTS OF ANNUAL GENERAL MEETING

The results of Immutep Limited’s (ASX: IMM; NASDAQ: IMMP) Annual General Meeting held on 27 October 2020 are set out in the attached document as required by section 251AA(2) of the Corporations Act 2001 (Cth) which summarises the poll voting results and the proxy votes for each of the resolutions passed.

In accordance with Listing Rule 3.13.2, please be advised that all resolutions in the Company’s 2020 Notice of Annual General Meeting (AGM Notice) were passed by the requisite majorities at today’s Annual General Meeting. All resolutions were passed and decided by way of poll.

This announcement was authorised for release by the Company Secretary of Immutep Limited.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep Limited

AGM

Tuesday, 27 October 2020

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result	If s250U applies
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
Resolution 1. Adoption of the Remuneration Report	Ordinary	73,536,761 94.81%	2,781,921 3.59%	1,246,901 1.61%	908,420	74,778,914 96.97%	2,338,624 3.03%	1,188,420	Carried	No
Resolution 2. Re-election of Director - Mr Grant Chamberlain	Ordinary	97,573,208 97.99%	696,823 0.70%	1,305,577 1.31%	382,141	98,622,037 99.46%	536,823 0.54%	630,844	Carried	NA
Resolution 3. Approval of additional 10% placement capacity	Special	88,055,052 88.52%	10,108,921 10.16%	1,306,627 1.31%	487,149	89,208,113 90.18%	9,719,442 9.82%	862,149	Carried	NA
Resolution 4. Ratification of previous Share issue	Ordinary	90,532,923 91.24%	7,312,068 7.37%	1,378,202 1.39%	634,965	91,666,377 92.77%	7,140,068 7.23%	603,668	Carried	NA
Resolution 5. Approval of potential termination benefits for eligible executives of the Company	Ordinary	69,073,793 86.08%	9,926,567 12.37%	1,239,911 1.55%	4,072,019	70,163,956 88.07%	9,503,270 11.93%	4,477,019	Carried	NA
Resolution 6. Approval of grant of performance rights to Mr Grant Chamberlain in lieu of cash for his directors’ fees	Ordinary	89,513,666 89.85%	8,800,512 8.83%	1,312,762 1.32%	330,809	90,806,480 91.53%	8,403,712 8.47%	579,512	Carried	NA

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.